SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

INNOVIVA, INC.

(Name of Registrant as Specified In Its Charter)

Sarissa Capital Domestic Fund LP

Sarissa Capital Offshore Master Fund LP

Sarissa Capital Fund GP LLC

Sarissa Capital Fund GP LP

Sarissa Capital Offshore Fund GP LLC

Sarissa Capital Management GP LLC

Sarissa Capital Management LP

Dr. Alexander J. Denner

Mr. Mark DiPaolo

Mr. George W. Bickerstaff, III

Mr. Jules Haimovitz

Dr. Odysseas Kostas

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[PRELIMINARY PROXY MATERIAL. SUBJECT TO COMPLETION]

2017 ANNUAL MEETING OF STOCKHOLDERS

OF

INNOVIVA, INC.

PROXY STATEMENT

DATED [                ], 2017

OF

Sarissa Capital Domestic Fund LP

Sarissa Capital Offshore Master Fund LP

Sarissa Capital Fund GP LLC

Sarissa Capital Fund GP LP

Sarissa Capital Offshore Fund GP LLC

Sarissa Capital Management GP LLC

Sarissa Capital Management LP

Dr. Alexander J. Denner

Mr. Mark DiPaolo

Mr. George W. Bickerstaff, III

Mr. Jules Haimovitz

Dr. Odysseas Kostas

To Our Fellow Innoviva Stockholders:

This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders (“Stockholders”) of Innoviva, Inc., 2000 Sierra Point Parkway, Suite 500 Brisbane, California 94005 (“Innoviva,” the “Corporation” or the “Company”) in connection with the solicitation of proxies by Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) and the other Participants (as hereinafter defined), to be used at the 2017 Annual Meeting (the “Annual Meeting”) of Stockholders of Innoviva which is scheduled to be held at [● a.m.], PST on [●], 2017, at [●], and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about March [    ], 2017.

Proposal 1 – Election of Directors

At the Annual Meeting, the Participants will seek to elect to the Board of Directors (“Board”) of Innoviva the following persons (each a “Nominee” and collectively, the “Nominees”):

GEORGE W. BICKERSTAFF, III

JULES HAIMOVITZ

ODYSSEAS KOSTAS, M.D.

The Beneficial Owners (as hereinafter defined) believe that the Nominees have impressive qualifications and that their knowledge of operations, finance, strategy, business development, investments, medicine, transactions and corporate governance would be extremely beneficial to Innoviva and, therefore, the Stockholders. Mr. Bickerstaff has substantial financial experience in the healthcare and pharmaceutical industries, along with a wealth of knowledge in dealing with financial, accounting and regulatory matters in those industries and insight into the views of shareholders, investors, analysts and others in the financial community. Mr. Haimovitz has extensive management, strategic and board experience. Dr. Kostas has significant experience in medicine, investments, strategy, business development and finance. The Beneficial Owners believe that the Nominees’ knowledge of operations, finance, strategy, business development, investments, medicine, transactions and corporate governance will significantly improve the expertise and leadership of the Board. Each of our Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director.

We believe that the Company does not have a demanding operating business. The Company does not sell or market any products, it has no salesforce and it has no extensive research and development activities. In light of this, we believe the Company’s operating expenses, including the compensation of its named executive officers, should be reduced significantly. Accordingly, on March 10, 2017, the Beneficial Owners made a request to the Company under Section 220 of the Delaware General Corporation Law for certain books and records relating to, among other things, the Company’s expenditures.

Under the proxy rules we may only solicit proxies for our Nominees, which would result in limiting the ability of Stockholders that would like to vote for our Nominees to fully exercise their voting rights to vote for up to a full complement of seven directors. Alternatively, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Innoviva nominees other than those Innoviva nominees we specify. This would enable a Stockholder who desires to vote for up to a full complement of seven director nominees to use the GOLD proxy card to vote for our Nominees as well as the Innoviva nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder specifically withholds our authority to vote for. We have determined to nominate a slate of three Nominees, Mr. Bickerstaff, Mr. Haimovitz and Dr. Kostas, and are seeking authority to vote for up to all of the Innoviva nominees other than [    ], [    ] and [    ]. As a result, should a Stockholder so authorize us, on the GOLD proxy card, we would cast votes for our three Nominees and four Innoviva nominees. None of the Innoviva nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

Proposal 2 – Advisory Vote on Executive Compensation

According to the proxy statement of Innoviva filed with the Securities and Exchange Commission (the “SEC”) for the Annual Meeting (“Innoviva’s Proxy Statement”), the Company will also solicit proxies with respect to a proposal for the Stockholders to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Innoviva’s Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2016 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure. Please refer to Innoviva’s Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, AGAINST this proposal.

Proposal 5 – Repeal of New Bylaws

Article II, Section 2.7(A)(4) of Innoviva’s Amended and Restated Bylaws dated as of January 15, 2016, (as may be subsequently amended or restated, “Innoviva’s Bylaws”) provides that the proposal of business to be considered by the stockholders may be made “…by any Record Stockholder who was a Record Stockholder at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.7.”

On February 7, 2017, Sarissa Domestic, a record holder of Common Stock, delivered timely notice (the “Nomination Notice”) in accordance with the foregoing and otherwise in accordance with Innoviva’s Bylaws, proposing (in addition to the proposal to nominate and seek to elect at the Annual Meeting a slate of directors including the Nominees) to adopt a resolution of the Corporation’s Stockholders that would repeal any provision of Innoviva’s Bylaws in effect at the time of the Annual Meeting that was not included in Innoviva’s Bylaws as publicly filed with the SEC on or prior to February 6, 2017.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Amended and Restated Bylaws of Innoviva, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated Bylaws of Innoviva, Inc. as publicly filed with the Securities and Exchange Commission on or prior to February 6, 2017, be and hereby is repealed.”

Sarissa Domestic was not aware of any such provision of Innoviva’s Bylaws at the time of the Nomination Notice. On February 8, 2017, without notice to Sarissa Domestic or any of the Beneficial Owners, Innoviva amended and restated its Bylaws to implement a majority voting standard in uncontested elections of directors (the “Majority Voting Amendment”). The majority voting standard provides that a director shall be elected to the board of directors by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present. Under such a “majority voting standard,” the number of votes cast “For” the election of a nominee must exceed the number of votes cast “Against” the election of the nominee in order for that nominee to be elected to the Board. Plurality voting will continue to apply to any contested election, including the election of directors at the Annual Meeting.

The Participants are not opposed to the Majority Voting Amendment. The Participants believe that the adoption of Majority Voting Amendment improves the corporate governance of Innoviva and is in the best interest of the Stockholders. Further, the Participants believe that the Nominees would support a similar provision if they are elected to the Board and the Majority Voting Amendment is repealed. However, Sarissa Domestic was not aware of the Majority Voting Amendment at the time of the Nomination Notice and therefore did not exclude the Majority Voting Amendment from Proposal 5 in the Nomination Notice. In addition, under Section 2.7 of Innoviva’s Bylaws, Sarissa Domestic may not be able to unilaterally amend or resubmit any proposal of business to be considered by the Stockholders at the Annual Meeting after the applicable deadline which was February 8, 2017.

However, the Participants are bringing Proposal 5 for consideration at the Annual Meeting because prior to the Annual Meeting, the Board may make further amendments to Innoviva’s Bylaws without Stockholder approval and some or all of those further amendments may not be in the best interest of the Stockholders. This Proposal 5 would allow Stockholders to undo at the Annual Meeting all amendments (including the Majority Voting Amendment) to Innoviva’s Bylaws that were not publicly disclosed prior to the deadline under Innoviva’s Bylaws for Stockholders to make proposals at the Annual Meeting.

THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD (I) FOR MR. BICKERSTAFF, MR. HAIMOVITZ AND DR. KOSTAS, AS DIRECTORS, (II) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND (III) FOR THE REPEAL OF NEW BYLAWS.

The Nominees and each of the other Participants have no interest in Innoviva other than through the beneficial ownership (if any) of shares of Common Stock, par value $0.01 per share, of Innoviva (the “Common Stock”) or other securities (if any) of Innoviva, except as disclosed herein, including the Annexes hereto, and as follows: Each of Messrs. Bickerstaff and Haimovitz is also party to an agreement in the form attached hereto as Annex B, pursuant to which the Direct Beneficial Owners have agreed to indemnify such Nominee with respect to certain costs incurred in connection with the proxy contest relating to the Annual Meeting (the “Nominee Agreement”). The foregoing description of the Nominee Agreement is a summary only and is subject to, and qualified in its entirety by reference to, the form of Nominee Agreement attached hereto as Annex B. Pursuant to the organizational documents of certain of the Beneficial Owners, Dr. Kostas may be the beneficiary of certain indemnification obligations of such Beneficial Owners for certain actions that he may take on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.

Each Nominee and Beneficial Owner may have an interest in the proposals being submitted for Stockholder vote at the Annual Meeting, directly and/or indirectly: (i) through the beneficial ownership (if any) of Common

Stock, as described in this Proxy Statement, including Annex A; (ii) with respect to Dr. Kostas and Dr. Denner, through their interest in the profits, if any, derived by Sarissa Capital Management LP (“Sarissa Capital”) and Sarissa Capital Fund GP LP, a Delaware limited partnership (“Sarissa GP”) as described in the immediately following paragraph and Annex A, and (iii) in the case of Dr. Denner, his ownership interest in Sarissa Domestic, which beneficially owns shares of Common Stock. In addition, certain of the Beneficial Owners are entitled to receive performance-related fees that are based in part on the value (and any appreciation thereof) of the assets held by the Direct Beneficial Owners, which include Common Stock.

Dr. Kostas is employed as a Senior Analyst of Sarissa Capital, a registered investment advisor to the Direct Beneficial Owners, and in his capacity as such, has an interest in the profits, if any, derived by Sarissa Capital as the investment advisor to the Direct Beneficial Owners and by Sarissa GP as the general partner of Sarissa Domestic and the sole member of the general partner of Sarissa Offshore. Dr. Denner is the founding partner and the Chief Investment Officer of Sarissa Capital, and is the founding partner of Sarissa GP, the general partner of Sarissa Domestic and the sole member of the general partner of Sarissa Offshore, and in his capacity as such, has an interest in the profits, if any, derived by Sarissa Capital as the investment advisor to the Direct Beneficial Owners and by Sarissa GP as the general partner of Sarissa Domestic and the sole member of the general partner of Sarissa Offshore. These profits are based in part on the value (and any appreciation thereof) of the assets held by the Direct Beneficial Owners, which include the Common Stock.

MR. BICKERSTAFF, MR. HAIMOVITZ AND DR. KOSTAS ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF INNOVIVA. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD (I) FOR MR. BICKERSTAFF, MR. HAIMOVITZ AND DR. KOSTAS, AS DIRECTORS, (II) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND (III) FOR THE REPEAL OF NEW BYLAWS.

IMPORTANT

According to the Innoviva’s Proxy Statement, Innoviva’s Bylaws and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Innoviva’s Common Stock at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY INNOVIVA. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.

Stockholders call toll-free: (800) 549-6746

Banks and Brokers call: (212) 269-5550

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.dfking.com/INVA.

Only holders of record of Innoviva’s Common Stock as of the close of business on February 24, 2017 (the “Record Date”) are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to Innoviva’s Proxy Statement, as of the Record Date, there were 109,201,168 shares of Common Stock outstanding. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Innoviva held on the Record Date.

As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 3,425,000 shares of Common Stock, representing approximately 3.14% of the outstanding shares of Common Stock (based upon the 109,201,168 shares of Common Stock stated to be outstanding as of the Record Date by the Corporation in the Corporation’s Preliminary Proxy Statement filed with the SEC on March 7, 2017). The Participants and their affiliates intend to vote such shares of Common Stock FOR the election of the Nominees, AGAINST the Advisory Vote on Executive Compensation and FOR the Repeal of New Bylaws.

VOTE (I) FOR THE NOMINEES, (II) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND (III) FOR THE REPEAL OF NEW BYLAWS BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY – BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

Participants in Solicitation of Proxies

In addition to the Nominees (who are Mr. Bickerstaff, Mr. Haimovitz and Dr. Kostas), the participants (the “Participants”) in the solicitation of proxies from Stockholders of Innoviva are listed on the cover page to this Proxy Statement. Sarissa Capital Fund GP LLC, a Delaware limited liability company (“Sarissa GP LLC”), the general partner of Sarissa GP, which is the general partner of Sarissa Domestic and the sole member of Sarissa Capital Offshore Fund GP LLC, a Delaware limited liability company (“Sarissa Offshore GP”), which is the general partner of Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore” and together with Sarissa Domestic, the “Direct Beneficial Owners”). Sarissa Capital Management GP LLC, a Delaware limited liability company (“Sarissa Capital GP”), is the general partner of Sarissa Capital. Sarissa Capital is a registered investment advisor to Sarissa Domestic and Sarissa Offshore. Alexander J. Denner, Ph.D., is the managing member of Sarissa GP LLC and Sarissa Capital GP and the Chief Investment Officer of Sarissa Capital (“Dr. Denner,” and collectively with Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital GP, Sarissa Capital, Sarissa Domestic and Sarissa Offshore, the “Beneficial Owners” and each of them a “Beneficial Owner”). As such, Dr. Denner is in a position indirectly to determine the investment and voting decisions made by each of the other Beneficial Owners. Mark DiPaolo, Esq. is a partner and the General Counsel of Sarissa Capital and is a partner of Sarissa GP.

Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Innoviva effected during the past two years and their beneficial ownership of securities of Innoviva.

With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Innoviva, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant’s associates have any arrangement or understanding with any person with respect to (A) any future employment by Innoviva or its affiliates or (B) any future transactions to which Innoviva or any of its affiliates will or may be a party.

PROPOSAL 1 – ELECTION OF DIRECTORS

Article II, Section 2.7(A)(4) of Innoviva’s Bylaws provides that nominations of persons for election to the Board of the Corporation may be made “…by any Record Stockholder who was a Record Stockholder at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.7.” On February 7, 2017, Sarissa Domestic, a record holder of Common Stock, delivered timely notice in accordance with the foregoing and otherwise in accordance with Innoviva’s Bylaws, notifying Innoviva that Sarissa Domestic intends to nominate and will seek to elect at the Annual Meeting a slate of directors as members of the board of directors of Innoviva including the following individuals: Mr. Bickerstaff, Mr. Haimovitz and Dr. Kostas. Each Nominee, if elected, would serve a one-year term and hold office until the 2018 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below and the Annexes attached hereto.

According to Innoviva’s Proxy Statement, the Board of Innoviva intends to nominate seven candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect Mr. Bickerstaff, Mr. Haimovitz and Dr. Kostas, and to enable Stockholders to vote for the Innoviva nominees other than [            ],[            ], and [            ]. Therefore, should a Stockholder so authorize us, we will cast votes for our three Nominees and the four Innoviva nominees who are not [            ],[            ], and [            ]. None of such Innoviva nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with all Board members, the Nominees believe they can effect positive change at the Company.

As described above, each of Messrs. Bickerstaff and Haimovitz is also party to a Nominee Agreement. Pursuant to the organizational documents of certain of the Beneficial Owners, Dr. Kostas may be the beneficiary of certain indemnification obligations of such Beneficial Owners for certain actions that he may take on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.

With respect to each Nominee and Beneficial Owner, other than as disclosed in this Proxy Statement, (i) such Nominee and such Beneficial Owner is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of such Nominee, such Beneficial Owner or any of such Nominee’s or such Beneficial Owner’s associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

With respect to each Nominee, such Nominee is independent under the independence standards applicable to the Corporation under paragraph (a)(1) of Item 407 of Regulation S-K and, if elected, would be an “independent director” as such term is defined by The NASDAQ Stock Market LLC.

MR. GEORGE W. BICKERSTAFF, III, age 61

George W. Bickerstaff, III currently serves as a Managing Director of M.M. Dillon & Co., LLC, an investment banking firm, which he joined in 2005. Prior to joining M.M. Dillon & Co., LLC, Mr. Bickerstaff held various positions with Novartis International AG, a global leader in pharmaceuticals and consumer health, including Chief Financial Officer of Novartis Pharma AG from October 2000 to May 2005. From December 1999 to September 2000, Mr. Bickerstaff served as Executive Vice President and Chief Financial Officer of Workscape, Inc., a provider of employee-related information services. From July 1998 to December 1999, Mr. Bickerstaff served as Executive Vice President and Chief Financial Officer of Uniscribe Professional Services, Inc., a nationwide provider of paper and technology-based document management solutions. From January 1998 to June 1998, Mr. Bickerstaff served as Executive Vice President and Chief Financial Officer of Intellisource Group, Inc., a provider of information technology solutions to the federal, state and local governments and utility markets. From July 1997 to December 1997, Mr. Bickerstaff served as Vice President of Finance of Cognizant Corporation, a global business information services company. From January 1990 to June 1997, Mr. Bickerstaff served in various senior finance roles, including Chief Financial Officer of IMS Healthcare, a global business information services company in the healthcare and pharmaceutical industries. Prior to that, Mr. Bickerstaff held various finance, audit and engineering positions with the Dun & Bradstreet Corporation from 1985 to 1989 and General Electric Company from 1978 to 1985. Mr. Bickerstaff currently serves on the board of directors of CareDx, Inc. and Cardax, Inc. Beginning in May 2016, Mr. Bickerstaff served on the board of directors of ARIAD Pharmaceuticals, Inc. until ARIAD was acquired by Takeda Pharmaceutical Company Limited on February 16, 2017. Mr. Bickerstaff’s non-profit activities include serving on the board of directors of Global Oncology, the International Vaccine Institute, the International Centre for Missing and Exploited Children and the Center for Disease Dynamics, Economics & Policy.

Mr. Bickerstaff received a Bachelor of Science degree in engineering and a Bachelor of Arts degree in business administration from Rutgers University in 1978.

Based upon Mr. Bickerstaff’s substantial financial experience in the healthcare and pharmaceutical industries, along with his knowledge in dealing with financial, accounting and regulatory matters in those industries and insight into the views of shareholders, investors, analysts and others in the financial community, and his education, the Beneficial Owners believe that Mr. Bickerstaff has the requisite set of skills to serve as a Board member of Innoviva.

MR. JULES HAIMOVITZ, age 66

Jules Haimovitz currently serves as President of the Haimovitz Consulting Group, a private media consulting firm. From July 2002 until July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., a wholly-owned subsidiary. From July 1997 to February 1999, he served as President and Chief Operating Officer of King World Productions, Inc., a worldwide distributor of first-run programming. Mr. Haimovitz has also served in executive positions at Diva Systems Corporation, ITC Entertainment Group, Spelling Entertainment Inc. and Viacom Inc. Beginning in May 2016, Mr. Haimovitz served on the board of directors of ARIAD Pharmaceuticals, Inc. until ARIAD was acquired by Takeda Pharmaceutical Company Limited on February 16, 2017. Mr. Haimovitz previously served on the boards of Spelling Entertainment Inc., Blockbuster, Dial Global Inc. (formerly Westwood One), Blucora (formerly Infospace), Orion Pictures Corporation, Lifetime and Video Jukebox Network Inc. Mr. Haimovitz also previously chaired the Audit Committee and the Strategic Planning Committee of ImClone Systems Incorporated through its sale to Eli Lilly and Company in 2008.

Mr. Haimovitz holds a dual Bachelor of Arts degree in mathematics and communications, as well as a Master of Arts degree in mathematics, from Brooklyn College.

Based upon Mr. Haimovitz’s impressive background as an executive officer and board member of various companies, the Beneficial Owners believe that Mr. Haimovitz has the requisite set of skills to serve as a Board member of Innoviva.

DR. ODYSSEAS KOSTAS, age 42

Odysseas Kostas, M.D. has been a senior analyst of Sarissa Capital since January 2016. Sarissa Capital focuses on improving the strategies of companies to enhance shareholder value. From 2011 to 2015, Dr. Kostas served as a Director at Evercore ISI (formerly ISI), covering the biotechnology and pharmaceutical industries. Previously, he practiced internal medicine as part of the Yale New Haven Health System and was engaged as a consultant to various biotechnology companies. Since 2013, Dr. Kostas has been a member of the board of directors of Enzon Pharmaceuticals. In addition from 2010 to 2011, Dr. Kostas served as a member of the board of directors of Mast Therapeutics.

Dr. Kostas received his S.B. degree from the Massachusetts Institute of Technology and his M.D. degree from the University of Texas Southwestern Medical School.

Based upon Dr. Kostas’ previous experience as a member of boards of directors and knowledge of the medical industry, the Beneficial Owners believe that Dr. Kostas has the requisite set of skills to serve as a Board member of Innoviva.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF MR. BICKERSTAFF, MR. HAIMOVITZ AND DR. KOSTAS AND THE INNOVIVA NOMINEES OTHER THAN [    ], [    ] AND [    ] BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED

THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF MR. BICKERSTAFF, MR. HAIMOVITZ AND DR. KOSTAS AND THE INNOVIVA NOMINEES OTHER THAN [    ], [    ] AND [    ].

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

According to Innoviva’s Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Stockholders to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Innoviva’s Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2016 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure. Please refer to Innoviva’s Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, AGAINST this proposal. We believe that the Company does not have a demanding operating business. The Company does not sell or market any products, it has no salesforce and it has no extensive research and development activities. In light of this, we believe the Company’s operating expenses, including the compensation of its named executive officers, should be reduced significantly.

WE STRONGLY URGE YOU TO VOTE AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL 5 – REPEAL OF NEW BYLAWS

Article II, Section 2.7(A)(4) of Innoviva’s Bylaws provides that the proposal of business to be considered by the Stockholders may be made “…by any Record Stockholder who was a Record Stockholder at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 2.7.”

On February 7, 2017, Sarissa Domestic, a record holder of Common Stock, delivered the Nomination Notice in accordance with the foregoing and otherwise in accordance with Innoviva’s Bylaws, proposing to adopt a resolution of the Corporation’s stockholders that would repeal any provision of Innoviva’s Bylaws in effect at the time of the Annual Meeting that was not included in Innoviva’s Bylaws as publicly filed with the SEC on or prior to February 6, 2017.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Amended and Restated Bylaws of Innoviva, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated Bylaws of Innoviva, Inc. as publicly filed with the Securities and Exchange Commission on or prior to February 6, 2017, be and hereby is repealed.”

Sarissa Domestic was not aware of any such provision of Innoviva’s Bylaws at the time of the Nomination Notice. On February 8, 2017, without notice to Sarissa Domestic or any of the Beneficial Owners, Innoviva amended and restated its Bylaws to implement the Majority Voting Amendment described herein. Plurality voting will continue to apply to any contested election, including the election of directors at the Annual Meeting.

The Participants are not opposed to the Majority Voting Amendment. The Participants believe that the adoption of Majority Voting Amendment improves the corporate governance of Innoviva and is in the best interest of the Stockholders. Further, the Participants believe that the Nominees would support a similar provision if they are elected to the Board and the Majority Voting Amendment is repealed. However, Sarissa Domestic was not aware of the Majority Voting Amendment at the time of the Nomination Notice and therefore did not exclude the Majority Voting Amendment from Proposal 5 in the Nomination Notice. In addition, under Section 2.7 of Innoviva’s Bylaws, Sarissa Domestic may not be able to unilaterally amend or resubmit any proposal of business to be considered by the Stockholders at the Annual Meeting after the applicable deadline which was February 8, 2017.

However, the Participants are bringing Proposal 5 for consideration at the Annual Meeting because prior to the Annual Meeting, the Board may make further amendments to Innoviva’s Bylaws without Stockholder approval and some or all of those further amendments may not be in the best interest of the Stockholders. This Proposal 5 would allow Stockholders to undo at the Annual Meeting all amendments (including the Majority Voting Amendment) to Innoviva’s Bylaws that were not publicly disclosed prior to the deadline under Innoviva’s Bylaws for Stockholders to make proposals at the Annual Meeting.

WE STRONGLY URGE YOU TO VOTE FOR THE REPEAL OF NEW BYLAWS, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE REPEAL OF NEW BYLAWS.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

According to Innoviva’s Proxy Statement, Innoviva is soliciting proxies with respect to two other proposals. Please refer to Innoviva’s Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD FOR A VOTE ONCE A YEAR IN CONNECTION WITH PROPOSAL 3 AND FOR PROPOSAL 4 LISTED BELOW.

PROPOSAL 3 – ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES

According to Innoviva’s Proxy Statement, the Company will also solicit proxies with respect to an advisory vote on how often Innoviva should include a say-on pay proposal in its proxy materials for future annual Stockholder meetings or any special Stockholder meeting for which it must include executive compensation information in the proxy statement for that meeting. Under this Proposal 3, Stockholders may vote to have the say-on-pay vote every year, every two years, or every three years. Please refer to Innoviva’s Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote to have the say-on-pay vote every one year.

PROPOSAL 4 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to Innoviva’s Proxy Statement, the Company will also solicit proxies with respect to a proposal for Stockholders to ratify the selection of Ernst & Young LLP to audit the financial statements of the Company for the fiscal year ending December 31, 2017. Please refer to Innoviva’s Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, FOR this proposal.

OTHER PROPOSALS

The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

According to Innoviva’s Proxy Statement, Innoviva’s Bylaws and applicable law, holders of shares of Innoviva’s Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

According to Innoviva’s Proxy Statement, Innoviva’s Bylaws and applicable law, a nominee for director will be elected to the Company’s Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors will be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Company determines that the number of nominees for director exceeds the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting (“Contested Election”). Plurality voting means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Any shares of Common Stock not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors. Because the election of directors at the Annual Meeting is a Contested Election, plurality voting will apply.

A quorum must be present, in person or by proxy, in order for the Company to hold the Annual Meeting. A quorum is the presence in person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Common Stock represented by a proxy marked “withhold” or “abstain” and broker non-votes (as described below) will be considered present at the Annual Meeting for purposes of determining a quorum.

BROKER NON-VOTES

If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote. In this case, a “broker non-vote” occurs. Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether Stockholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Common Stock on “non-routine matters.” Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the election of directors at the Annual Meeting and your shares of Common Stock will not be voted for the election of directors. If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

ACCORDING TO INNOVIVA’S PROXY STATEMENT, UNLESS YOU PROVIDE VOTING INSTRUCTIONS TO THE BROKER HOLDING YOUR SHARES ON YOUR BEHALF, THE BROKER WILL ONLY HAVE DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES IN CONNECTION WITH PROPOSAL 4 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE EXTENT THAT YOUR BROKER HAS NOT PROVIDED YOU WITH THE PARTICIPANTS’ PROXY MATERIALS.

According to Innoviva’s Proxy Statement, the Stockholder vote on Proposal 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE) is advisory and will not be binding on the Board. However, in order to be approved on an advisory basis, this proposal must receive the “FOR” vote of a majority of the votes cast in person or by proxy at the Annual Meeting. Abstentions and broker non-votes, if any, will have no effect on this proposal.

According to Innoviva’s Proxy Statement, the approval of Proposal 3 – ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES – is advisory and will not be binding on the Board. Under this Proposal 3, Stockholders may vote to have the say-on-pay vote every one year, every two years, or every three years or abstain. The selection receiving the most votes shall be deemed the recommendation for the Board. Abstentions will therefore will not have any effect on this proposal. Brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner. Therefore, broker non-votes will have no effect on this proposal.

According to Innoviva’s Proxy Statement, the Stockholder vote on Proposal 4 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting for approval. Abstentions will have the same effect as negative votes. If you do not provide your broker with voting instructions regarding Proposal 4, your broker may vote your shares in their discretion on Proposal 4 only to the extent that your broker has not provided you the Participants’ proxy materials.

As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote for the Nominees. You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

2.	Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record;

3.	Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

4.	Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder’s GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR MR. BICKERSTAFF FOR DIRECTOR; (II) FOR MR. HAIMOVITZ FOR DIRECTOR; (III) FOR DR. KOSTAS FOR DIRECTOR; (IV) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY INNOVIVA TO SERVE AS DIRECTORS, OTHER THAN [    ],[    ] AND [    ]; (V) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION; (VI) FOR THE REPEAL OF NEW BYLAWS; (VII) FOR ONE YEAR IN

CONNECTION WITH THE ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES; (VIII) FOR THE RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND (IX) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.

Stockholders call toll-free: (800) 549-6746

Banks and Brokerage Firms call: (212) 269-5550

PROXY PROCEDURES

IN ORDER TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IF YOU WISH TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any Stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Innoviva;

•	submitting a properly executed, subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any gold proxy cards which you may have submitted to Innoviva;

•	instructing the Beneficial Owners by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card);

•	attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to the Beneficial Owners c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or the Corporate Secretary of Innoviva.

Although a revocation is effective if delivered to Innoviva, the Beneficial Owners request that either the original or a copy of any revocation be mailed to the Beneficial Owners c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, so that the Beneficial Owners will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO INNOVIVA, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE BENEFICIAL OWNERS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

Solicitation of proxies will be made by Dr. Denner, Mr. DiPaolo, Mr. Bickerstaff, Mr. Haimovitz and Dr. Kostas. In connection therewith, Sarissa Domestic has retained D.F. King & Co., Inc. (“D.F. King”) to conduct the solicitation, for which D.F. King is to receive a fee of up to [    ]. Sarissa Domestic has agreed to indemnify D.F. King against certain liabilities and expenses. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to 25 persons to solicit proxies from Innoviva’s Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [        ] to date, and is estimated to be approximately [    ] in total.

In addition, it is anticipated that certain regular employees of the Beneficial Owners may participate in the solicitation of proxies in support of the proposal set forth herein. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

The Beneficial Owners will pay all costs associated with this solicitation. Such Beneficial Owners may decide to seek reimbursement from the Corporation for such expenses if all or any of the Nominees are elected, but such reimbursement shall not be submitted to the stockholders of the Corporation for a vote thereon.

ADDITIONAL INFORMATION

Certain information regarding the securities of Innoviva held by Innoviva’s directors, management and 5% Stockholders is contained in Innoviva’s Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Innoviva must be received by Innoviva for inclusion in Innoviva’s Proxy Statement and form of proxy for that meeting is also contained in Innoviva’s Proxy Statement. This information is expected to be contained in Innoviva’s public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Innoviva’s public filings.

DATE: [                , 2017]

Sarissa Capital Domestic Fund LP

Sarissa Capital Offshore Master Fund LP

Sarissa Capital Fund GP LLC

Sarissa Capital Fund GP LP

Sarissa Capital Offshore Fund GP LLC

Sarissa Capital Management GP LLC

Sarissa Capital Management LP

Dr. Alexander J. Denner

Mr. Mark DiPaolo

Mr. George W. Bickerstaff, III

Mr. Jules Haimovitz

Dr. Odysseas Kostas

ANNEX A

SECURITY OWNERSHIP OF THE DIRECT BENEFICIAL OWNERS

(1) Title of Class	(2) Name and Address of Beneficial Owner[2]	(3) Amount of Beneficial Ownership[3]	(4) Percent of Class
Common Stock, par value $0.01 per share (“Shares”)	Sarissa Domestic c/o Sarissa Capital Management LP 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830	2,303,250	2.11%

Shares	Sarissa Offshore c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way Camana Bay, Grand Cayman KY1-9007, Cayman Islands	1,121,750	1.03%

[2]	Please note that each stockholder listed in this table is, as of March 10, 2017, the direct beneficial owner of the Shares set forth under the heading “(3) Amount of Beneficial Ownership” and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading “Description of Beneficial Ownership and Beneficial Owners.”
[3]	Beneficial ownership determined in accordance with Rule 13d-3 under the Exchange Act.

Description of Beneficial Ownership and Beneficial Owners

Sarissa GP LLC, is the general partner of Sarissa GP, which is the general partner of Sarissa Domestic and the sole member of Sarissa Offshore GP, which is the general partner of Sarissa Offshore. Sarissa Capital GP, is the general partner of Sarissa Capital. Sarissa Capital is a registered investment advisor to Sarissa Domestic and Sarissa Offshore. Dr. Denner, is the managing member of Sarissa GP LLC and Sarissa Capital GP and the Chief Investment Officer of Sarissa Capital. As such, Dr. Denner is in a position indirectly to determine the investment and voting decisions made by each of the other Beneficial Owners.

The principal business address of (i) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands and (ii) each of Sarissa Domestic, Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital GP, Sarissa Capital and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830.

Sarissa GP LLC is primarily engaged in the business of serving as the general partner of Sarissa GP. Sarissa GP is primarily engaged in the business of serving as the general partner of Sarissa Domestic and as the sole member of Sarissa Offshore GP. Sarissa Offshore GP is primarily engaged in the business of serving as the general partner of Sarissa Offshore. Sarissa Capital GP is primarily engaged in the business of serving as the general partner of Sarissa Capital. Sarissa Capital is primarily engaged in the business of serving as a registered investment adviser to Sarissa Domestic and Sarissa Offshore. Dr. Denner is primarily engaged in the business of serving as the Chief Investment Officer of Sarissa Capital. Each of Sarissa Domestic and Sarissa Offshore is primarily engaged in the business of investing in securities.

The Beneficial Owners may be deemed to beneficially own, in the aggregate and within the meaning of Rule 13d-3 of the Exchange Act, 3,425,000 shares of the Corporation’s Common Stock (“Shares”), representing approximately 3.14% of the Corporation’s outstanding Shares (based upon the 109,201,168 Shares stated to be outstanding as of the Record Date by the Corporation in the Corporation’s Preliminary Proxy Statement filed with the SEC on March 7, 2017).

Sarissa Domestic has sole voting power and/or sole dispositive power with regard to 2,303,250 Shares. Each of Sarissa GP LLC, Sarissa GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner has shared voting power and/or shared dispositive power with regard to such Shares. Sarissa Offshore has sole voting power and/or sole dispositive power with regard to 1,121,750 Shares. Each of Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner has shared voting power and/or shared dispositive power with regard to such Shares.

Each of Sarissa GP LLC, Sarissa GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner, by virtue of their relationships to Sarissa Domestic, may be deemed to indirectly beneficially own the 2,303,250 Shares which Sarissa Domestic directly beneficially owns. Each of Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner, by virtue of their relationships to Sarissa Offshore, may be deemed to indirectly beneficially own the 1,121,750 Shares which Sarissa Offshore directly beneficially owns. Other than Sarissa Domestic, none of the Beneficial Owners owns any Shares of record as of the date hereof.

Two-Year Summary Table:

The following table indicates the date of each purchase and sale of Shares by the Beneficial Owners within the past two years and the number of Shares in each such purchase and sale.

Name	Date	Shares Purchased
Sarissa Domestic	9/8/2016	55,745
Sarissa Domestic	9/9/2016	66,384
Sarissa Domestic	9/12/2016	8,409
Sarissa Domestic	9/13/2016	43,876
Sarissa Domestic	9/14/2016	29,043
Sarissa Domestic	9/14/2016	1,770
Sarissa Domestic	9/14/2016	7,938
Sarissa Domestic	9/15/2016	8,115
Sarissa Domestic	9/16/2016	41,448
Sarissa Domestic	9/19/2016	31,532
Sarissa Domestic	9/19/2016	6,638
Sarissa Domestic	9/19/2016	22,723
Sarissa Domestic	9/20/2016	8,132
Sarissa Domestic	9/20/2016	55,320
Sarissa Domestic	9/20/2016	166
Sarissa Domestic	9/22/2016	22,128
Sarissa Domestic	9/23/2016	60,852
Sarissa Domestic	9/26/2016	2,766
Sarissa Domestic	9/26/2016	24,894
Sarissa Domestic	9/28/2016	41,490
Sarissa Domestic	9/29/2016	13,830
Sarissa Domestic	10/5/2016	45,573
Sarissa Domestic	10/6/2016	16,788
Sarissa Domestic	10/6/2016	30,680
Sarissa Domestic	10/7/2016	53,260
Sarissa Domestic	10/7/2016	139,900
Sarissa Domestic	10/12/2016	120,202
Sarissa Domestic	10/13/2016	140,180
Sarissa Domestic	10/13/2016	19,418
Sarissa Domestic	10/17/2016	168
Sarissa Domestic	10/18/2016	1,827
Sarissa Domestic	10/19/2016	45,670
Sarissa Domestic	10/20/2016	3
Sarissa Domestic	10/21/2016	8,292
Sarissa Domestic	11/9/2016	65,265
Sarissa Domestic	11/25/2016	27,565
Sarissa Domestic	11/28/2016	27,565
Sarissa Domestic	11/29/2016	27,565
Sarissa Domestic	11/30/2016	27,565
Sarissa Domestic	11/30/2016	27,565
Sarissa Domestic	12/9/2016	37,000
Sarissa Domestic	12/12/2016	50,000
Sarissa Domestic	12/14/2016	25,000
Sarissa Domestic	12/14/2016	113,000
Sarissa Domestic	12/15/2016	25,000
Sarissa Domestic	12/15/2016	50,000
Sarissa Domestic	12/15/2016	25,000
Sarissa Domestic	12/16/2016	100,000

Sarissa Domestic	12/19/2016	25,000
Sarissa Domestic	12/22/2016	25,000
Sarissa Domestic	1/11/2017	75,000
Sarissa Domestic	1/11/2017	50,000
Sarissa Domestic	1/11/2017	100,000
Sarissa Domestic	1/12/2017	25,000
Sarissa Domestic	1/17/2017	100,000
Sarissa Domestic	1/18/2017	75,000
Sarissa Domestic	1/19/2017	25,000

Sarissa Offshore	9/8/2016	45,023
Sarissa Offshore	9/9/2016	53,616
Sarissa Offshore	9/12/2016	6,791
Sarissa Offshore	9/13/2016	35,437
Sarissa Offshore	9/14/2016	23,457
Sarissa Offshore	9/14/2016	1,430
Sarissa Offshore	9/14/2016	6,412
Sarissa Offshore	9/15/2016	6,554
Sarissa Offshore	9/16/2016	33,476
Sarissa Offshore	9/19/2016	25,468
Sarissa Offshore	9/19/2016	5,362
Sarissa Offshore	9/19/2016	18,353
Sarissa Offshore	9/20/2016	6,568
Sarissa Offshore	9/20/2016	44,680
Sarissa Offshore	9/20/2016	134
Sarissa Offshore	9/22/2016	17,872
Sarissa Offshore	9/23/2016	49,148
Sarissa Offshore	9/26/2016	2,234
Sarissa Offshore	9/26/2016	20,106
Sarissa Offshore	9/28/2016	33,510
Sarissa Offshore	9/29/2016	11,170
Sarissa Offshore	10/5/2016	24,427
Sarissa Offshore	10/6/2016	13,212
Sarissa Offshore	10/6/2016	24,145
Sarissa Offshore	10/7/2016	41,915
Sarissa Offshore	10/7/2016	110,100
Sarissa Offshore	10/12/2016	94,598
Sarissa Offshore	10/13/2016	110,320
Sarissa Offshore	10/13/2016	15,282
Sarissa Offshore	10/17/2016	132
Sarissa Offshore	10/18/2016	1,438
Sarissa Offshore	10/19/2016	35,942
Sarissa Offshore	10/20/2016	2
Sarissa Offshore	10/21/2016	6,526
Sarissa Offshore	11/9/2016	84,735
Sarissa Offshore	11/25/2016	22,435
Sarissa Offshore	11/28/2016	22,435
Sarissa Offshore	11/29/2016	22,435
Sarissa Offshore	11/30/2016	22,435
Sarissa Offshore	11/30/2016	22,435

ANNEX B

SARISSA CAPITAL DOMESTIC FUND LP

SARISSA CAPITAL OFFSHORE MASTER FUND LP

February     , 2017

To the undersigned potential nominee:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) to stand for election as directors of Innoviva, Inc. (“Innoviva”) in connection with a proxy contest with management of Innoviva in respect of the election of directors of Innoviva at the 2017 Annual Meeting of Shareholders of Innoviva (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”), expected to be held in or around April of 2017, or the appointment or election of some or all of the members of the Slate by other means (the “Proxy Contest”).

Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore” and together with Sarissa Domestic, the “Funds”) agree to pay the costs of the Proxy Contest.

You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Funds are relying upon your agreement to seek election and, if elected or appointed, to serve as a director of Innoviva. In that connection, you are being supplied with a questionnaire in which you will provide the Funds with information necessary for the Funds to make appropriate disclosure both to Innoviva and for use in creating the proxy material to be sent to shareholders of Innoviva and to be filed with the Securities and Exchange Commission and with a representation agreement that we will provide to Innoviva in connection with the Proxy Contest. You have agreed that (i) you will immediately complete and sign the questionnaire and the representation agreement and return it to Mark DiPaolo, General Counsel, Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830, Tel: (203) 302-2329, Fax: (203) 930-1560, Email: mdipaolo@sarissacap.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instrument attached hereto as Attachment I informing Innoviva that you consent to being nominated by the Funds, or an affiliate thereof, for election as a director of Innoviva and, if elected, consent to serving as a director of Innoviva. Upon being notified that we have chosen you, we may forward that instrument, your completed questionnaire and any other supporting documentation (or summaries thereof) to Innoviva, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter. You also agree to provide us any additional information necessary for the Funds to make appropriate disclosure to Innoviva and to use in creating the proxy materials to be sent to stockholders of Innoviva and filed with the Securities and Exchange Commission in connection with the Proxy Contest. Furthermore, you understand that we may elect, at our election and expense, to conduct a background and reference check on you and you agree to complete any and all necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will (x) and will cause your agents, representatives and affiliates to, treat confidentially all information relating to the Proxy Contest which is non-public, confidential or proprietary in nature and (y) accept responsibility for any disclosure, publication or other use of such information by you and your agents, representatives and affiliates; (ii) you will not, and will cause your agents, representatives and affiliates not to, issue or otherwise make any public statement or any other form of communication relating to Innoviva, the Funds, Sarissa Capital Management LP (or its officers, directors, employees or affiliates), any other potential member of the Slate or the Proxy Contest without the prior written approval of the undersigned; and (iii) you will not, and will cause your agents, representatives and affiliates not to, acquire or dispose of any Securities of Innoviva without the prior written approval of the undersigned. For purposes of the forgoing sentence, “Securities” shall mean equity or debt securities of Innoviva, options to purchase or sell equity or debt securities of Innoviva, and swaps, synthetics and other derivative securities or instruments, the value of which is primarily related to equity or debt securities of Innoviva.

The Funds hereby agree that, so long as you actually serve on the Slate, the Funds will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Innoviva on the Slate (a “Proceeding”) or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys’ costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that the Funds determine to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, the Funds are not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Innoviva’s Board of Directors or for any actions taken by you as a director of Innoviva, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the Funds in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Funds shall be entitled to control your defense with counsel chosen by the Funds. The Funds shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Funds may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Innoviva all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Innoviva and, as a result, that there is, and can be, no agreement between you and the Funds which governs the decisions which you will make as a director of Innoviva.

This letter and the attached consent set forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

SARISSA CAPITAL DOMESTIC FUND LP

By:
Name:
Title:

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By:
Name:
Title:

Agreed to and Accepted as

of the date first above written:

Name:

ATTACHMENT I

CONSENT OF NOMINEE

The undersigned hereby consents to being nominated and being named as a nominee for election as a director of Innoviva, Inc. (the “Company”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company, by Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore” and, together with Sarissa Domestic, the “Holders”) and in other materials in connection with the solicitation of proxies by the Holders from stockholders of the Company to be voted at the 2017 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:                     , 2017

Nominee

IMPORTANT

1. If your shares of Common Stock are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

2. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares of Common Stock.

3. If you have already submitted a white proxy card to Innoviva for the Annual Meeting, you may change your vote in connection with any of the proposals set forth herein by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Innoviva. You may also submit your later-dated proxy by using the information on the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.

Stockholders call toll-free: (800) 549-6746

Banks and Brokerage Firms call: (212) 269-5550

[PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

INNOVIVA, INC.

ANNUAL MEETING OF STOCKHOLDERS

[•], 2017

GOLD PROXY CARD	GOLD PROXY CARD

This proxy is solicited by:

Sarissa Capital Domestic Fund LP, Sarissa Capital Offshore Master Fund LP, Sarissa Capital Fund GP LLC, Sarissa Capital Fund GP LP, Sarissa Capital Offshore Fund GP LLC, Sarissa Capital Management GP LLC, Sarissa Capital Management LP, Dr. Alexander J. Denner, Mr. Mark DiPaolo, Mr. George W. Bickerstaff, III, Mr. Jules Haimovitz, and Dr. Odysseas Kostas. (the “Participants”)

VOTING CONTROL NUMBER:

THERE ARE THREE WAYS TO AUTHORIZE THE PROXIES TO CAST YOUR VOTES

YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE

YOUR SHARES IN THE SAME MANNER AS IF YOU HAD RETURNED YOUR PROXY CARD.

WE ENCOURAGE YOU TO USE THESE COST EFFECTIVE AND CONVENIENT WAYS OF

VOTING, 24 HOURS A DAY, 7 DAYS A WEEK.

TELEPHONE VOTING	INTERNET VOTING	VOTING BY MAIL

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE [ ], 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until a.m. Pacific Standard Time on [•], 2017.

Visit the Internet voting Web site at

http://[  ]. Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until          a.m. Pacific Standard Time              on [•], 2017.

Simply sign and date your proxy card and return it in the postage-paid envelope to D.F. King & Co., Inc. If you are voting by telephone or the Internet, please do not mail your proxy card.

DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL

Your vote, whether by Internet, telephone or mail, must be received no later than

[         a.m.] Pacific Standard Time on [•], 2017 to be included in the voting results.

Detach Here

[PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

INNOVIVA, INC.

ANNUAL MEETING OF STOCKHOLDERS

[•], 2017

GOLD PROXY CARD	GOLD PROXY CARD

This proxy is solicited by:

Sarissa Capital Domestic Fund LP, Sarissa Capital Offshore Master Fund LP, Sarissa Capital Fund GP LLC, Sarissa Capital Fund GP LP, Sarissa Capital Offshore Fund GP LLC, Sarissa Capital Management GP LLC, Sarissa Capital Management LP, Dr. Alexander J. Denner, Mr. Mark DiPaolo, Mr. George W. Bickerstaff, III, Mr. Jules Haimovitz, and Dr. Odysseas Kostas (the “Participants”).

The undersigned hereby appoints and constitutes each of Mark DiPaolo and Edward T. McCarthy, (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Innoviva, Inc. (“Innoviva”) to be held on [•], 2017 at             [a.m.]                      at[•], Brisbane, CA 94005, and at any adjournment or postponement or continuations thereof (the “Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of Common Stock of Innoviva held or owned by the undersigned and represented by this proxy card as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR MR. BICKERSTAFF FOR DIRECTOR; (II) FOR MR. HAIMOVITZ FOR DIRECTOR; (III) FOR DR. KOSTAS FOR DIRECTOR; (IV) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY INNOVIVA TO SERVE AS DIRECTORS, OTHER THAN [    ],[    ] AND [    ]; (V) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE); (VI) FOR THE REPEAL OF NEW BYLAWS; (VII) FOR THE SAY-ON-PAY ADVISORY VOTE OCCURRING ONCE PER YEAR; (VIII) FOR RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND (IX) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.dfking.com/INVA.

SIGN, DATE AND MAIL YOUR PROXY TODAY

UNLESS YOU HAVE VOTED BY TELEPHONE OR BY INTERNET,

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK,

SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY

INTERNET, TELEPHONE OR MAIL, MUST BE RECEIVED NO LATER THAN

[AM],                     , ON [•], 2017, TO BE INCLUDED IN THE VOTING RESULTS.

[PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

☒    PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE PARTICIPANTS RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.	Election of directors — Nominees:	☐	☐	☐
	(01) Mr. Bickerstaff	FOR ALL	WITHHELD	FOR ALL
	(02) Mr. Haimovitz	NOMINEES	FROM ALL	EXCEPT
	(03) Dr. Kostas		NOMINEES

PLUS the persons who have been nominated by Innoviva to serve as directors, other than [ ], [ ], and [ ]. The Participants are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for [ ], [ ], and [ ]. There is no assurance that any of the Innoviva nominees, will serve as directors if any or all of the Nominees are elected to the Board. You should refer to the proxy statement and form of proxy distributed by Innoviva for the names, background, qualifications and other information concerning the Innoviva nominees.

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY INNOVIVA TO SERVE AS DIRECTORS OTHER THAN [ ], [ ], and [ ] BY WRITING THE NAMES OF SUCH NOMINEES FOR WHOM YOU WISH TO WITHHOLD AUTHORITY BELOW. YOUR SHARES WILL BE THEN VOTED FOR THE REMAINING NOMINEE(S).

THE PARTICIPANTS RECOMMEND A VOTE “AGAINST” IN PROPOSAL 2 BELOW; “One Year” IN PROPOSAL 3 BELOW, “FOR” IN PROPOSAL 4 BELOW AND “FOR” IN PROPOSAL 5 BELOW.

2.	A proposal to approve, on an advisory basis, the compensation of Innoviva Named Executive Officers.	☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	A proposal to approve, on an advisory basis, the frequency of Say-on-Pay votes.	☐ ☐ ☐ One year Two Years Three Years		☐ ABSTAIN

4.	Ratification of the selection of Ernst & Young LLP, as Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2017.	☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	A proposal to repeal new bylaws.	☐ FOR	☐ AGAINST	☐ ABSTAIN

Please be sure to sign and date this Proxy.

Signature(s) of Stockholder(s)	Date

Signature(s) if held jointly	Date

Title, if any

Please sign exactly as your name(s) appear on this proxy. When Shares are held jointly, each holder should sign. When signing as Executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.